Exhibit 99.2

ENTERA BIO LTD.

PROXY CARD

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, OCTOBER 4, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dr. Jamas Spiros and Ms. Dana Yaacov-Garbeli as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Entera Bio Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, September 3, 2021, at the Annual General Meeting of Shareholders of the Company (the “Meeting”). In light of the COVID-19 pandemic, the meeting is scheduled to be held via live audio webcast at https://web.lumiagm.com/235732243 (password: ENT2021) on Monday, October 4, 2021 at 5:00 p.m. (Israel time). There will not be a physical meeting location, and stockholders will not be able to attend the Meeting in person. This means that you can attend the Meeting online, vote your shares during the online meeting and submit questions online during the virtual meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the under- signed. If no direction is made with respect to the proposals described below, this Proxy will be voted “FOR” such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the under- signed are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Monday, October 4, 2021

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/22270

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete items 1-7 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	That the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2021, be, and it hereby is, ratified and approved, and the Board, and it hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.	☐	☐	☐	4.	That the terms of office and employment of our Chief Operating Officer, Dr. Hillel Galitzer, be, and is hereby, ratified and approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #4? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐

2(a).	That Dr. Roger J. Garceau be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐			FOR	AGAINST	ABSTAIN
					5.	That the terms of office of our Israeli Based Chief Financial Officer, Ms. Dana Yaacov- Garbeli, be, and is hereby, ratified and approved.	☐	☐	☐

2(b).	That Ms. Faith L. Charles be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #5? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
2(c).	That Ms. Miranda J. Toledano be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
2(d).	That the election of Dr. Spiros Jamas to serve as a director of the Company be, and it hereby is, ratified and approved.	☐	☐	☐	6.	That the terms of office of our US Based Chief Financial Officer, Mr. Ramesh Ratan, be, and is hereby, ratified and approved.	☐	☐	☐

2(e).	That the election of Mr. Ron Mayron to serve as a director of the Company be, and it hereby is, ratified and approved.	☐	☐	☐			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #6? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
		FOR	AGAINST	ABSTAIN
3.	That the terms of office and employment of our President of R&D, Dr. Philip Schwartz, be, and is hereby, ratified and approved.	☐	☐	☐			FOR	AGAINST	ABSTAIN
		YES	NO		7.	That the one time compensation grant to our director, Mr. Ron Mayron be, and is here- by, ratified and approved.	☐	☐	☐

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐				YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #7? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					8.	That the Company's amended compensation policy is hereby, ratified and approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #8? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					9.	That the amended terms of compensation of the Company’s non-executive directors be, and it hereby is, approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #9? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					10.	That the purchase of a professional liability insurance policy for our current and future directors and officers be, and it hereby is, ratified and approved.	☐	☐	☐
							YES	NO
To change the address on your account, please check the box at right and indicate your new address in the address spaceabove. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #10? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐

Name & Signature of shareholder	Date:	Name & Signature of shareholder (if joint)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Monday, October 4, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
COMPANY NUMBER
IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. Withe-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/22270

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.  ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete items 1-7 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	That the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2021, be, and it hereby is, ratified and approved, and the Board, and it hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.	☐	☐	☐	4.	That the terms of office and employment of our Chief Operating Officer, Dr. Hillel Galitzer, be, and is hereby, ratified and approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #4? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐

2(a).	That Dr. Roger J. Garceau be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐			FOR	AGAINST	ABSTAIN
					5.	That the terms of office of our Israeli Based Chief Financial Officer, Ms. Dana Yaacov- Garbeli, be, and is hereby, ratified and approved.	☐	☐	☐

2(b).	That Ms. Faith L. Charles be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #5? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
2(c).	That Ms. Miranda J. Toledano be, and it hereby is, re-elected to serve as a director of the Company.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
2(d).	That the election of Dr. Spiros Jamas to serve as a director of the Company be, and it hereby is, ratified and approved.	☐	☐	☐	6.	That the terms of office of our US Based Chief Financial Officer, Mr. Ramesh Ratan, be, and is hereby, ratified and approved.	☐	☐	☐

2(e).	That the election of Mr. Ron Mayron to serve as a director of the Company be, and it hereby is, ratified and approved.	☐	☐	☐			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #6? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
		FOR	AGAINST	ABSTAIN
3.	That the terms of office and employment of our President of R&D, Dr. Philip Schwartz, be, and is hereby, ratified and approved.	☐	☐	☐			FOR	AGAINST	ABSTAIN
		YES	NO		7.	That the one time compensation grant to our director, Mr. Ron Mayron be, and is here- by, ratified and approved.	☐	☐	☐

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐				YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #7? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					8.	That the Company's amended compensation policy is hereby, ratified and approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #8? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					9.	That the amended terms of compensation of the Company’s non-executive directors be, and it hereby is, approved.	☐	☐	☐
							YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #9? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐
							FOR	AGAINST	ABSTAIN
					10.	That the purchase of a professional liability insurance policy for our current and future directors and officers be, and it hereby is, ratified and approved.	☐	☐	☐
							YES	NO
To change the address on your account, please check the box at right and indicate your new address in the address spaceabove. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #10? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
							☐	☐

Name & Signature of shareholder	Date:	Name & Signature of shareholder (if joint)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.